March 27, 2019

VIA EDGAR

Office of Telecommunications,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Celeste Murphy, Legal Branch Chief
Courtney Lindsay, Staff Attorney
Ivette Leon, Assistant Chief Accountant
Kathryn Jacobson, Staff Accountant

Re:	Vrio Corp.
Registration Statement on Form S-1
Filed March 7, 2018
File No. 333-223477

Dear Sir and Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Vrio Corp. (the Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-223477), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally confidentially submitted to the Commission on December 13, 2017 and was originally filed with the Commission on March 7, 2018. The Registrant is seeking withdrawal of the Registration Statement because the Registrant has decided not to proceed with the offering at this time.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement was not declared effective by the Commission.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. In addition, the Registrant requests that the Commission consent to the withdrawal of the Registrant’s Registration Statement on Form 8-A (File No. 001-38461), filed with the Commission on April 18, 2018 (the “Form 8-A”), effective as of the date hereof or at the earliest practicable date hereafter.

Please send copies of the written order granting withdrawal of the Registration Statement and the Form 8-A to the undersigned at One Rockefeller Plaza, 19th Floor, New York, New York 10020, with a copy to the Registrant’s counsel, Sullivan & Cromwell LLP, Attn: Patrick S. Brown, 1888 Century Park East, Suite 2100, Los Angeles, California 90067.

If you have any questions with respect to this matter, please contact Patrick S. Brown of Sullivan & Cromwell LLP at (310) 712-6603 or Sarah P. Payne of Sullivan & Cromwell LLP at (650) 461-5669.

Sincerely,

Vrio Corp.

/s/ Michael A. Hartman
Michael A. Hartman
General Counsel and Secretary